UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 26, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of September 30, 2010
Assets
Cash and Due from Banks	¥	*8	3,650,486
Call Loans and Bills Purchased			290,921
Receivables under Resale Agreements			8,389,628
Guarantee Deposits Paid under Securities Borrowing Transactions			6,376,329
Other Debt Purchased			1,801,283
Trading Assets		*2*8	15,463,760
Money Held in Trust			102,452
Securities		*1*2*8*16	44,159,283
Loans and Bills Discounted		*3*4*5*6*7*8*9	62,069,897
Foreign Exchange Assets		*7	779,968
Derivatives other than for Trading Assets			7,123,116
Other Assets		*8	3,104,688
Tangible Fixed Assets		*8*10*11	942,494
Intangible Fixed Assets			424,974
Deferred Tax Assets			459,541
Customers’ Liabilities for Acceptances and Guarantees			3,459,319
Reserves for Possible Losses on Loans			(843,664)
Reserve for Possible Losses on Investments			(17)

Total Assets	¥		157,754,464

	Millions of yen
	As of September 30, 2010
Liabilities
Deposits	¥	*8	75,612,075
Negotiable Certificates of Deposit			10,531,592
Debentures			1,127,527
Call Money and Bills Sold		*8	5,493,654
Payables under Repurchase Agreements		*8	12,443,878
Guarantee Deposits Received under Securities Lending Transactions		*8	6,319,242
Trading Liabilities			8,631,124
Borrowed Money		*8 *12	9,941,009
Foreign Exchange Liabilities			205,619
Short-term Bonds			524,597
Bonds and Notes		*13	5,001,381
Due to Trust Accounts			1,032,497
Derivatives other than for Trading Liabilities			6,231,233
Other Liabilities			4,282,603
Reserve for Bonus Payments			34,143
Reserve for Employee Retirement Benefits			35,733
Reserve for Director and Corporate Auditor Retirement Benefits			2,049
Reserve for Possible Losses on Sales of Loans			2,815
Reserve for Contingencies			14,120
Reserve for Reimbursement of Deposits			14,912
Reserve for Reimbursement of Debentures			11,615
Reserves under Special Laws			1,376
Deferred Tax Liabilities			12,497
Deferred Tax Liabilities for Revaluation Reserve for Land		*10	98,583
Acceptances and Guarantees			3,459,319

Total Liabilities			151,065,208

Net Assets
Common Stock and Preferred Stock			2,181,375
Capital Surplus			937,680
Retained Earnings			1,060,637
Treasury Stock			(3,195)

Total Shareholders’ Equity			4,176,496

Net Unrealized Gains on Other Securities, net of Taxes			32,505
Net Deferred Hedge Gains, net of Taxes			142,572
Revaluation Reserve for Land, net of Taxes		*10	137,952
Foreign Currency Translation Adjustments			(100,371)

Total Valuation and Translation Adjustments			212,659

Stock Acquisition Rights			2,778
Minority Interests			2,297,321

Total Net Assets			6,689,256

Total Liabilities and Net Assets	¥		157,754,464

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the six months ended September 30, 2010
Ordinary Income	¥		1,449,871
Interest Income			733,453
Interest on Loans and Bills Discounted			454,147
Interest and Dividends on Securities			179,472
Fiduciary Income			24,058
Fee and Commission Income			271,146
Trading Income			177,612
Other Operating Income			185,542
Other Ordinary Income		*1	58,058
Ordinary Expenses			1,026,042
Interest Expenses			179,908
Interest on Deposits			58,381
Interest on Debentures			3,986
Fee and Commission Expenses			51,976
Other Operating Expenses			59,031
General and Administrative Expenses			639,393
Other Ordinary Expenses		*2	95,731

Ordinary Profits			423,829

Extraordinary Gains		*3	34,961
Extraordinary Losses		*4	7,713

Income before Income Taxes and Minority Interests			451,076

Income Taxes:
Current			11,236
Deferred			47,250
Total Income Taxes			58,486
Net Income before Minority Interests			392,590
Minority Interests in Net Income			50,831

Net Income	¥		341,759

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
For the six months ended September 30, 2010
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥451,076
Depreciation	80,559
Losses on Impairment of Fixed Assets	2,545
Equity in (Income) from Investments in Affiliates	(2,503)
Increase (Decrease) in Reserves for Possible Losses on Loans	(34,592)
Increase (Decrease) in Reserve for Possible Losses on Investments	(11)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(11,648)
Increase (Decrease) in Reserve for Contingencies	(688)
Increase (Decrease) in Reserve for Bonus Payments	(13,640)
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,552
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(62)
Increase (Decrease) in Reserve for Reimbursement of Deposits	163
Increase (Decrease) in Reserve for Reimbursement of Debentures	790
Interest Income - accrual basis	(733,453)
Interest Expenses - accrual basis	179,908
Losses (Gains) on Securities	(121,664)
Losses (Gains) on Money Held in Trust	8
Foreign Exchange Losses (Gains) - net	401,471
Losses (Gains) on Disposition of Fixed Assets	2,093
Decrease (Increase) in Trading Assets	(1,745,636)
Increase (Decrease) in Trading Liabilities	1,237,934
Decrease (Increase) in Derivatives other than for Trading Assets	(152,191)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(289,340)
Decrease (Increase) in Loans and Bills Discounted	(441,726)
Increase (Decrease) in Deposits	(213,566)
Increase (Decrease) in Negotiable Certificates of Deposit	397,936
Increase (Decrease) in Debentures	(390,269)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	308,477
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(139,940)
Decrease (Increase) in Call Loans, etc.	(1,298,433)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(631,428)
Increase (Decrease) in Call Money, etc.	898,201
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(296,270)
Decrease (Increase) in Foreign Exchange Assets	(91,596)
Increase (Decrease) in Foreign Exchange Liabilities	32,981
Increase (Decrease) in Short-term Bonds (Liabilities)	32,200
Increase (Decrease) in Bonds and Notes	304,734
Increase (Decrease) in Due to Trust Accounts	7,066
Interest and Dividend Income - cash basis	778,365
Interest Expenses - cash basis	(206,172)
Other - net	156,267

Subtotal	(1,540,502)

Cash Refunded (Paid) in Income Taxes	(16,731)

Net Cash Provided by (Used in) Operating Activities	¥(1,557,234)

	Millions of yen
	For the six months ended September 30, 2010
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(53,207,930)
Proceeds from Sale of Securities			47,606,416
Proceeds from Redemption of Securities			5,454,543
Payments for Increase in Money Held in Trust			(25,685)
Proceeds from Decrease in Money Held in Trust			42,620
Payments for Purchase of Tangible Fixed Assets			(40,065)
Payments for Purchase of Intangible Fixed Assets			(52,137)
Proceeds from Sale of Tangible Fixed Assets			56
Proceeds from Sale of Intangible Fixed Assets			9

Net Cash Provided by (Used in) Investing Activities			(222,172)

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(10,000)
Payments for Redemption of Subordinated Bonds			(319,093)
Proceeds from Issuance of Common Stock			761,354
Proceeds from Investments by Minority Shareholders			735
Cash Dividends Paid			(133,659)
Cash Dividends Paid to Minority Shareholders			(51,432)
Payments for Repurchase of Treasury Stock			(1)
Proceeds from Sale of Treasury Stock			3

Net Cash Provided by (Used in) Financing Activities			247,907

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			(16,527)

Net Increase (Decrease) in Cash and Cash Equivalents			(1,548,026)

Cash and Cash Equivalents at the beginning of the period			4,678,783

Cash and Cash Equivalents at the end of the period	¥	*1	3,130,756

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS)

For the six months ended September 30, 2010

(Accounting Standard for Financial Instruments)

MHFG has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 10, 2008) from the end of the previous fiscal year.

As a result, Other Debt Purchased increased by ¥684 million, Securities increased by ¥26,317 million, Deferred Tax Assets decreased by ¥11,769 million, Reserves for Possible Losses on Loans decreased by ¥17,678 million, Net Unrealized Gains (Losses) on Other Securities, net of Taxes increased by ¥17,408 million, Minority Interests increased by ¥160 million, Income before Income Taxes and Minority Interests increased by ¥595 million, and Net Income increased by ¥596 million, compared with the corresponding amounts under the previously applied method.

(Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with this interim period.

This application does not affect the financial statements.

(Adoption of Accounting Standard for Asset Retirement Obligation)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with this interim period.

As a result, Income before Income Taxes and Minority Interests decreased by ¥3,445 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,257 million.

(NOTES)

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of September 30, 2010

1. Securities include shares of ¥175,695 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2. Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,296 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥8,944,051 million and securities neither repledged nor re-loaned was ¥3,198,441 million, respectively.

3. Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥68,232 million and Non-Accrual Delinquent Loans of ¥722,387 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4. Balance of Loans Past Due for Three Months or More: ¥27,940 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5. Balance of Restructured Loans: ¥510,031 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g., reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6. Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due Three Months or More, and Restructured Loans: ¥1,328,591 million.

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7. In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥639,824 million.

8. The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,781,451 million
Securities:	¥12,973,324 million
Loans and Bills Discounted:	¥9,533,730 million
Other Assets:	¥9,811 million
Tangible Fixed Assets:	¥147 million

The following liabilities were collateralized by the above assets:

Deposits:	¥703,432 million
Call Money and Bills Sold:	¥1,899,000 million
Payables under Repurchase Agreements:	¥5,176,996 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,775,779 million
Borrowed Money:	¥8,386,388 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥8,225 million, Trading Assets of ¥242,301 million and Securities of ¥2,556,105 million and Loans and Bills Discounted of ¥16,764 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets include guarantee deposits of ¥107,443 million, collateral pledged for derivatives transactions of ¥306,644 million, margins for futures transactions of ¥43,810 million and other guarantee deposits of ¥26,660 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. As a result there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9. Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥56,028,769 million. Of this amount, ¥49,142,871 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10. In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11. Accumulated Depreciation of Tangible Fixed Assets amounted to ¥792,099 million.

12. Borrowed Money includes subordinated borrowed money of ¥649,260 million with a covenant that performance of the obligation is subordinated to that of other obligations.

13. Bonds and Notes include subordinated bonds of ¥1,763,042 million.

14. The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥887,879 million and ¥14,967 million, respectively.

15. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,094,188 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the six months ended September 30, 2010

1. Other Ordinary Income includes gains on sales of stocks of ¥36,438 million.

2. Other Ordinary Expenses includes losses on write-offs of loans of ¥29,429 million, losses on impairment (devaluation) of stocks of ¥28,665 million, and losses on sales of stocks of ¥19,379 million.

3. Extraordinary Gains includes gains on recovery of written-off claims of ¥27,749 million and gains on reversal of reserves for possible losses on loans of ¥5,772 million.

4. Extraordinary losses include losses of ¥3,058 million at the beginning of the period due to the adoption of Accounting Standard for Asset Retirement Obligation described in “Changes of Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements”, losses on impairment of fixed assets of ¥2,545 million, and losses on disposition of fixed assets of ¥2,110 million.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the six months ended September 30, 2010

1. Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

(as of September 30, 2010)	Millions of yen
Cash and Due from Banks	¥3,650,486
Due from Banks excluding central banks	(519,729)

Cash and Cash Equivalents	¥3,130,756

(SECURITIES)

*1.	In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*2.	“Stocks of Subsidiaries and Affiliates with Fair Values” is stated as a note to the financial statements.

For the six months ended September 30, 2010

1. Bonds Held to Maturity (as of September 30, 2010)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	900,697	913,089	12,391
	Japanese Corporate Bonds	2,915	2,926	11

Total		903,613	916,015	12,402

2. Other Securities (as of September 30, 2010)

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	1,369,407	992,081	377,325
	Bonds	24,984,252	24,838,155	146,096
	Japanese Government Bonds	22,265,540	22,184,405	81,135
	Japanese Local Government Bonds	180,524	175,589	4,935
	Japanese Corporate Bonds	2,538,186	2,478,160	60,025
	Other	6,656,209	6,510,999	145,210
	Foreign Bonds	5,671,530	5,579,260	92,270
	Other Debt Purchased	658,308	637,647	20,660
	Other	326,370	294,091	32,279
	Sub-total	33,009,869	32,341,236	668,632
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	1,246,480	1,536,992	(290,512)
	Bonds	6,322,129	6,350,214	(28,084)
	Japanese Government Bonds	5,163,298	5,165,096	(1,798)
	Japanese Local Government Bonds	15,903	15,904	(1)
	Japanese Corporate Bonds	1,142,928	1,169,212	(26,284)
	Other	3,362,856	3,616,013	(253,156)
	Foreign Bonds	1,984,525	2,043,679	(59,154)
	Other Debt Purchased	606,459	634,515	(28,055)
	Other	771,870	937,817	(165,946)
	Sub-total	10,931,466	11,503,219	(571,753)

Total		43,941,335	43,844,456	96,879

(Note) Unrealized Gains (Losses) includes ¥ 5,562 million which was recognized in the statement of income by applying the fair-value hedge method.

3. Impairment (“Devaluation”) of Securities

Securities (excluding Trading Securities ) which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the period (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the period was ¥28,658 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost
Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

For the six months ended September 30, 2010

1.	Money Held in Trust Held to Maturity (as of September 30, 2010)

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

(as of September 30, 2010)	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	1,020	1,050	(30)	—	(30)

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

(BUSINESS SEGMENT INFORMATION)

For the six months ended September 30, 2010

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic )

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International )

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others )

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC ]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

[Others ]

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

[The Global Retail Group]

[MHBK ]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking )

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking )

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others )

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

																		(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others	Others	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	230,378	204,836	88,500	41,700	74,636	(4,494)	30,036	307,261	285,885	123,100	133,500	29,285	287	21,088	20,789	20,284	505	(4,886)	553,544
Net noninterest income	321,081	192,384	55,800	22,900	113,684	95,623	33,074	163,495	135,807	16,200	62,800	56,807	24,385	3,302	68,234	46,254	21,979	(5,458)	547,352

Total	551,460	397,221	144,300	64,600	188,321	91,128	63,110	470,756	421,693	139,300	196,300	86,093	24,672	24,390	89,023	66,538	22,485	(10,344)	1,100,896

General and administrative expenses (excluding Non-Recurring Losses)	235,348	116,517	44,900	32,800	38,817	80,692	38,138	303,860	279,368	120,800	112,700	45,868	20,301	4,191	64,185	44,465	19,720	(6,455)	596,938

Others	(28,257)	—	—	—	—	—	(28,257)	(8,031)	—	—	—	—	—	(8,031)	(930)	—	(930)	(1,746)	(38,966)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	287,854	280,703	99,400	31,800	149,503	10,436	(3,284)	158,864	142,325	18,500	83,600	40,225	4,371	12,167	23,908	22,073	1,834	(5,635)	464,991

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) are reported instead of sales reported by general corporations.
(2)	“Others ”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the interim period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statement of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	1,100,896
Other Ordinary Income	58,058
General and Administrative Expenses	(639,393)
Other Ordinary Expenses	(95,731)
Ordinary Profits recorded in Consolidated Statements of Income	423,829

(2) Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	464,991
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(42,455)
Expenses related to Portfolio Problems	(29,982)
Net Gains (Losses) related to Stocks	(10,567)
Net Extraordinary Gains (Losses)	27,247
Other	41,842

Income before income taxes and minority interests recorded in Consolidated Statements of Income	451,076

(Additional Information)

Mizuho Financial Group has applied “Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Statement No. 17, March 27, 2009)” and “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Guidance No. 20, March 21, 2008)” from this period.

[Related Information]

For the six months ended September 30, 2010

1.	Information by region

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia & Oceania	Total
1,261,646	66,777	61,717	59,730	1,449,871

(Notes)

1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income is presented in lieu of Sales as utilized by non-financial companies.
2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries (excluding overseas branches), Americas includes that of consolidated subsidiaries (including overseas branches) located in the United States of America, Canada, etc., Europe includes that of consolidated subsidiaries (including overseas branches) located in the United Kingdom, etc., and Asia/Oceania includes that of consolidated subsidiaries (including overseas branches) located in Hong Kong, the Republic of Singapore, etc.

(2)	Tangible Fixed Assets

Record of tangible fixed assets is omitted on the grounds that the amount of tangible fixed assets of our group located in Japan exceeds 90% of the amount of tangible fixed assets recorded in Consolidated Balance Sheets.

3.	Information by major customer

Record of information by major customer is omitted on the grounds that none of Ordinary income from specific customers accounts for more than 10% of Ordinary income recorded in Consolidated Statements of Income.

[Information on Losses on impairment of fixed assets by reportable segment]

For the six months ended September 30, 2010

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK				MHIS	Others
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others				MHTB	Others

Losses on impairment of fixed assets	814	814	—	—	814	—	—	1,728	1,633	—	—	1,633	94	—	2	2	—	—	2,545

[Information on Amortization of goodwill and unamortized balance by reportable segment]

For the six months ended September 30, 2010

(Millions of yen)
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others	Total
		MHCB				MHSC	Others		MHBK
			Domestic	Inter- national	Trading and others					Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others
Amortization of Goodwill during this interim period	—	—	—	—	—	—	—	37	—	—	—	—	—	37	—	—	—	(37)	—
Balance as of the end of this interim period	—	—	—	—	—	—	—	1,297	—	—	—	—	—	1,297	—	—	—	(1,297)	—

[Information on Gains on negative goodwill incurred by reportable segment]

There is no applicable information.